

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 23, 2016

Dori C. Assaly
Senior Vice President, Legal and Corporate Secretary
QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5

> **Re: QLT Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 12, 2016**
> **File No. 333-212971**

Dear Ms. Assaly:

We have reviewed your response letter dated September 9, 2016 and the above-referenced filing. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 43

1.   We note your revised disclosures in response to prior comment 4. Based on the disclosures in the revised Background of the Merger section it remains unclear where the parties stood with respect to merger consideration value from initiation of discussions in January 2016 until the May 31 to June 1, 2016 timeframe when Greenhill communicated QLT's willingness to consider a 1.2x exchange ratio. Please revise the Background section to disclose in greater detail the merger consideration discussions so that investors can understand how these negotiations evolved over time and whether the value of the consideration under discussion changed during this period and in the period following Greenhill's communication of the 1.2x exchange ratio. Also, please provide us on a

supplemental basis copies of all "board books," drafts of appraisal reports provided to the respective boards, and summaries of all oral presentations made to the boards.

2. With respect to your revised disclosures in response to prior comment 4, please also disclose:

    - the material terms contained in QLT's February 10 draft term sheet, including a description of the "transaction structure"; the breakdown, if applicable, between the cash and stock consideration; and an explanation of how the respective stock prices would factor into the assumed consideration value, including whether a premium or discount would be applied;
    - the material changes contained in QLT's March 9, 2016 revised draft term sheet; and
    - the preliminary valuation range that J.P. Morgan's presented to Aegerion management on March 18, 2016 as part of its preliminary valuation analysis.

3. We note your disclosure on page 62 regarding the September 1, 2016 amended merger agreement. Please revise to disclose the nature of the changes to the Form of Warrant Agreement.

Material United States Federal Income Tax Consequences of the Merger, page 131

4. We note that you have revised your disclosures on pages 131 and 132 in response to comment 5 to indicate what the tax consequences "generally" will be to Aegerion holders who receive merger consideration and QLT holders who receive and exercise warrants. Please revise these two disclosures to express a conclusion for each tax consequence or explain the reasons for the qualifying language. Also, revise these same disclosures on page 9 accordingly.

Exhibit 5.1 – Opinion of Bull, Housser & Tupper LLP

5. We note that you are registering warrants to purchase QLT common stock under the registration statement. Please have counsel revise the legality opinion to cover these warrants. For guidance, please see Part II.B.1.f. of Staff Legal Bulletin No. 19.

6. We refer to the second paragraph of the opinion which specifically references the common shares issuable to Aegerion holders. Please have counsel revise the opinion to clarify, if true, that the opinion covers the common shares underlying the warrants that will be issued to QLT holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Raymond O. Gietz, Esq.
        Weil, Gotshal & Manges LLP